Exhibit 99.1

VOLUNTARY CONDITIONAL CASH OFFER

by

EPICSOFT ASIA PTE. LTD.

(Company Registration No.: 201428300H)

(Incorporated in the Republic of Singapore)

to acquire all the issued and paid-up ordinary shares in the capital of

BAN LEONG TECHNOLOGIES LIMITED

(Company Registration No.: 199303898C)

(Incorporated in the Republic of Singapore)

OFFER DECLARED UNCONDITIONAL IN ALL RESPECTS, LEVEL OF ACCEPTANCES AND EXTENSION OF CLOSING DATE ANNOUNCEMENT

1.	INTRODUCTION

1.1	Epicsoft Asia Pte. Ltd. (the “Offeror”) refers to:

(a)	the offer announcement dated 30 April 2025 by the Offeror in relation to the voluntary conditional cash offer (the “Offer”) for all the issued and paid-up ordinary shares (excluding treasury shares) (“Offer Shares”) in the capital of Ban Leong Technologies Limited (the “Company” or “Ban Leong”), in accordance with Rule 15 of The Singapore Code on Take-overs and Mergers (“Code”);

(b)	the announcement dated 21 May 2025 in relation to the despatch of the notification (the “Notification”) of the electronic dissemination of the offer document dated 21 May 2025 containing the terms and conditions of the Offer (the “Offer Document”) and its related documents; and

(c)	the Offer Document.

1.2	Unless otherwise defined, capitalised terms in this Announcement shall bear the same meaning as set out in the Offer Document.

1.3	Electronic copies of the Offer Document, the Acceptance Forms, the Notification and all announcements in relation to the Offer and other related documents are available on the website of the Singapore Exchange Securities Trading Limited (the “SGX-ST”) at www.sgx.com.

2.	LEVEL OF ACCEPTANCES

Pursuant to Rule 28.1 of the Code, the Offeror wishes to announce that:

2.1	Acceptances of the Offer

Based on information provided to the Offeror, as at 6.00 p.m. (Singapore time) on 27 May 2025, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 54,864,700 Offer Shares, representing approximately 50.90%1 of the total number of issued Shares.

Based on information available to the Offeror, the above-mentioned acceptances include an aggregate of 30,318,400 Shares (representing approximately 28.13% of the total number of issued Shares) tendered in acceptance of the Offer by Mr Teng Woo Boon Ronald, the Managing Director of the Company and his wife, Ms Teo Su Ching, pursuant to the Irrevocable Undertakings. Please refer to the Offer Document for further details of the Irrevocable Undertakings.

[1]	Based on a total of 107,796,700 Shares in issue (based on a search conducted with ACRA as at 15 May 2025 and/or latest information available to the Offeror, and excluding 8,703,300 treasury shares and 681,818 returned shares). Percentage figures have been rounded to the nearest two (2) decimal places.

2.2	Shares held before the Offer Period

As at 30 April 2025, being the Offer Announcement Date, the Offeror and its Concert Parties do not own or control any Shares.

2.3	Shares acquired or agreed to be acquired during the Offer Period

From the Offer Announcement Date and up to 6.00 p.m. (Singapore time) on 27 May 2025, save for the acceptances received pursuant to the Offer stated in paragraph 2.1 above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 6.00 p.m. (Singapore time) on 27 May 2025) has acquired or agreed to acquire any further Shares.

2.4	Aggregate Holdings

Accordingly, based on information available to the Offeror, as at 6.00 p.m. (Singapore time) on 27 May 2025, the Offeror and its Concert Parties owned, controlled or have agreed to acquire (including by way of valid acceptances of the Offer) an aggregate of 54,864,700 Shares, representing approximately 50.90% of the total number of issued Shares.

3.	OFFER DECLARED UNCONDITIONAL IN ALL RESPECTS

The Offeror wishes to announce that as at 6.00 p.m. (Singapore time) on the date of this Announcement, the Offeror has received valid acceptances (which have not been withdrawn) of the Offer in respect of an aggregate of 54,864,700 Offer Shares, representing approximately 50.90 per cent. of the total number of Shares (excluding Shares held in treasury) which, when taken together with the Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties (either before or during the Offer and pursuant to the Offer or otherwise), result in the Offeror and the Concert Parties holding such number of Shares carrying more than 50% of the voting rights attributable to the total number of issued Shares.

Accordingly, the Offeror wishes to announce that the Minimum Acceptance Condition of the Offer (as set out in Section 2.6 of the Offer Document) has been satisfied and the Offer has therefore become and is hereby declared unconditional in all respects as of the date of this Announcement.

4.	EXTENSION OF CLOSING DATE

In accordance with Rule 22.6 of the Code, as the Offer has become unconditional as to acceptances, the Offer will remain open for acceptance for not less than 14 days after the date on which it would otherwise have closed.

Accordingly, the Closing Date for the Offer will be extended from 5.30 p.m. (Singapore time) on 18 June 2025 to 5.30 p.m. (Singapore time) on 2 July 2025 or such later date(s) as may be announced from time to time by or on behalf of the Offeror (“Closing Date”).

5.	SETTLEMENT

Based on Rule 30 of the Code and as stated in the Offer Document, Shareholders can expect that settlement of their acceptances of the Offer shall be made by the Offeror as soon as practicable and in any case:

a)	in respect of acceptances of the Offer which are complete and valid in all respects and are received on or before the date of this Announcement, within seven (7) business days of that date; or

b)	in respect of acceptances which are complete and valid in all respects and are received after the date of this Announcement but before the Offer closes, within seven (7) business days of the date of such receipt.

6.	PROCEDURES FOR ACCEPTANCE OF THE OFFER

6.1	Shareholders who have validly accepted the Offer on or prior to the date of this Announcement are not required to take any further action in relation to the Offer.

6.2	Shareholders who wish to accept the Offer but have not done so should complete, sign and deliver their relevant Acceptance Forms and all other relevant documents as soon as possible so as to reach the Offeror c/o The Central Depository (Pte) Limited or B.A.C.S Private Limited (as the case may be) not later than 5.30 p.m. (Singapore time) on the Closing Date. Alternatively, Shareholders who are individual and joint-alternate account holders who hold Offer Shares deposited with CDP may also submit the FAA in electronic form via SGX’s Investor Portal at investors.sgx.com.

Further details on the procedures for acceptance of the Offer are set out in Appendix 2 to the Offer Document and in the relevant Acceptance Forms.

6.3	Shareholders who have not received or who have misplaced the Offer Document and/or the relevant Acceptance Forms should contact The Central Depository (Pte) Limited (if they hold Offer Shares deposited with CDP) or B.A.C.S Private Limited (if they hold Offer Shares in scrip form), as the case may be, immediately at the addresses set out below:

The Central Depository (Pte) Limited	B.A.C.S Private Limited
by contacting CDP’s Customer Service Hotline	at 77 Robinson Road,
at +65 6535 7511 during their operating hours	#06-03 Robinson 77,
or emailing CDP at asksgx@sgx.com	Singapore 068896

Electronic copies of the Offer Document and the relevant Acceptance Forms may also be obtained on the website of the SGX-ST at www.sgx.com or from Ban Leong’s website at banleong.com/news-room/.

6.4	CPFIS Investors and SRS Investors will receive further information on how to accept the Offer from their respective CPF Agent Banks and SRS Agent Banks (as the case may be) directly. CPFIS Investors and SRS Investors are advised to consult their respective CPF Agent Banks and SRS Agent Banks (as the case may be) should they require further information, and if they are in doubt as to the action why should take. CPFIS Investors and SRS Investors should seek independent professional advice. CPFIS Investors and SRS Investors who wish to accept the Offer are to reply to their respective CPF Agent Banks and SRS Agent Banks (as the case may be) by the deadline stipulated in the letter from their respective CPF Agent Banks and SRS Agent Banks (as the case may be), which may be earlier than the Closing Date.

If Shareholders are in any doubt about the Offer and/or the course of action they should take, they should consult their stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately.

7.	RESPONSIBILITY STATEMENT

The sole director of the Offeror and the directors of GGPL (including those who may have delegated detailed supervision of the preparation of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that there are no other material facts not contained in this Announcement, the omission of which would make any statement in this Announcement misleading, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted or reproduced from published or otherwise publicly available sources or obtained from the Company (including without limitation, relating to the Company and its subsidiaries), the sole responsibility of the sole director of the Offeror and the directors of GGPL has been to ensure, through reasonable enquiries, that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by

EPICSOFT ASIA PTE. LTD.

27 May 2025

IMPORTANT NOTICE:

All statements other than statements of historical facts included in this Announcement are or may be forward-looking statements. Forward-looking statements include but are not limited to those using words such as “expect”, “anticipate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect the current expectations, beliefs, hopes, intentions or strategies of the party making the statements regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results or outcomes may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and the Offeror does not undertake any obligation to update publicly or revise any forward-looking statements, subject to compliance with all applicable laws and regulations and/or rules of the SGX-ST and/or any other regulatory or supervisory body or agency.